UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2024

Commission File Number: 001-32993

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

No. 6 Hai Dian Zhong Street

Haidian District

Beijing 100080, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form  40-F ☐

Exhibit Index

Exhibit 99.1 – Announcement – (1) CONNECTED TRANSACTION IN RESPECT OF TERMINATION OF PROPOSED SUBSCRIPTION OF NEW EAST BUY SHARES UNDER SPECIFIC MANDATE; (2) CANCELLATION OF EGM AND BOOK CLOSURE PERIOD; AND (3) VOLUNTARY ANNOUNCEMENT IN RESPECT OF THE NEW ORIENTAL COMMITMENT AND THE DIRECTOR COMMITMENT TO PURCHASE EAST BUY SHARES

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

New Oriental Education & Technology Group Inc.

By:	/s/ Stephen Zhihui Yang
Name: Stephen Zhihui Yang
Title: Executive President and Chief Financial Officer

Date: January 31, 2024